

November 21, 2024

Spyros Papapetropoulos
President, Chief Executive Officer and Director
Bionomics Limited
200 Greenhill Road
Eastwood SA 5063
Australia

> **Re: Bionomics Limited**
> **Registration Statement on Form S-3**
> **Filed November 18, 2024**
> **File No. 333-283306**

Dear Spyros Papapetropoulos:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Theodore Ghorra, Esq.